ALAMOS GOLD INC. TSX:AGI | NYSE:AGI Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3 Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801 www.alamosgold.com November 16, 2017 To: The Securities Commissions of all of the Provinces and Territories of Canada Report of Voting Results In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on November 16, 2017 in Toronto, Ontario. Total Shares Voted: 235,342,640 Total Shares Issued and Outstanding: 300,653,596 Total Percentage of Shares Voted: 78.28% Share Issuance – FOR 98.46% According to proxies received and vote by show of hands, the ordinary resolution approving the Alamos Share Issuance was passed. Motion Vote For % Vote Against % Share Issuance Resolution 231,710,701 98.46 3,631,939 1.54